UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 07, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 07, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

7 May 2026

Barclays PLC

Results of Annual General Meeting

The Barclays PLC (the 'Company') Annual General Meeting ('AGM') was held earlier today. A poll was held on each of the resolutions proposed and the results of the poll are set out below. All resolutions were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1.	To receive the reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2025.	9,526,837,043	99.26	71,101,132	0.74	48,623,716	70.39%
2.	To approve the Remuneration report for the year ended 31 December 2025.	9,244,124,718	95.95	390,601,576	4.05	11,833,792	70.66%
3.	That Robert Berry be reappointed a Director of the Company.	9,606,080,197	99.72	26,921,134	0.28	13,395,700	70.65%
4.	That Anna Cross be reappointed a Director of the Company.	9,582,281,193	99.46	52,345,026	0.54	11,929,369	70.66%
5.	That Dawn Fitzpatrick be reappointed a Director of the Company.	9,607,402,782	99.73	25,875,536	0.27	13,118,717	70.65%
6.	That Brian Gilvary be reappointed a Director of the Company.	9,417,284,882	97.75	216,345,315	2.25	12,766,834	70.66%
7.	That Nigel Higgins be reappointed a Director of the Company.	9,286,913,352	96.41	346,309,749	3.59	13,337,985	70.65%
8.	That Sir John Kingman be reappointed a Director of the Company.	9,608,433,718	99.74	24,922,235	0.26	13,041,082	70.65%
9.	That Diony Lebot be reappointed a Director of the Company.	9,609,169,646	99.75	24,390,881	0.25	12,995,065	70.66%
10.	That Mary Mack be reappointed a Director of the Company.	9,609,449,653	99.75	23,816,334	0.25	13,131,048	70.65%
11.	That Marc Moses be reappointed a Director of the Company.	9,609,258,619	99.75	23,760,784	0.25	13,377,632	70.65%
12.	That Brian Shea be reappointed a Director of the Company.	9,589,302,891	99.56	42,348,091	0.44	14,904,610	70.64%
13.	That C.S. Venkatakrishnan be reappointed a Director of the Company.	9,609,928,689	99.73	26,000,220	0.27	10,473,620	70.67%
14.	That Julia Wilson be reappointed a Director of the Company.	9,477,113,089	98.37	156,628,836	1.63	12,655,110	70.66%
15.	To reappoint KPMG LLP as Auditors.	9,619,612,185	99.84	15,194,126	0.16	11,590,958	70.66%
16.	To authorise the Board Audit Committee to set the remuneration of the Auditors.	9,609,785,243	99.74	25,481,714	0.26	11,135,572	70.67%
17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	9,523,016,819	98.93	103,198,364	1.07	20,346,898	70.60%
18.	To authorise the Directors to allot shares and equity securities.	9,018,769,204	93.62	614,647,590	6.38	12,981,652	70.65%
19.	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.**	9,367,168,819	97.23	266,578,437	2.77	12,655,273	70.66%
20.	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital in connection with an acquisition or specified capital investment.**	9,366,954,871	97.24	265,997,261	2.76	13,450,393	70.65%
21.	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	9,594,737,766	99.60	38,214,942	0.40	13,449,817	70.65%
22.	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.**	9,414,748,928	97.74	218,037,405	2.26	13,617,978	70.65%
23.	To authorise the Company to purchase its own shares.**	9,600,855,825	99.75	23,646,744	0.25	22,053,078	70.59%
24.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.**	9,275,145,815	96.26	360,167,366	3.74	11,242,258	70.67%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.
** Special Resolution

As at 6.30pm on Tuesday 5 May 2026, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 13,634,596,267 ordinary shares in issue (including shares which had been bought back by the Company and were pending cancellation). Shareholders are entitled to one vote per share on a poll.

In accordance with UK Listing Rule 6.4.2R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.